EXHIBIT 99.3

                                                           For immediate release
                                                                February 5, 2003


                Toyota Announces Third Quarter Operating Results
               Sales, Operating Income and Net Income All Increase
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the third quarter ended December 31, 2002.

On a consolidated basis, net sales for the quarter totaled 4.18 trillion yen, an increase of 13.2 percent compared to the same period last year. Operating income increased 23.3 percent to 379.4 billion yen, while net income was 216.0 billion yen compared to 111.4 billion yen in the third quarter of last year.

Figures for the nine months ended December 31, 2002 also show marked increases in sales and profits compared to the same period of the previous year, continuing the upward trend set by Toyota's record-high interim results.

Commenting on the results, TMC Executive Vice President Ryuji Araki said, "We are pleased to report that during the third quarter, Toyota's vehicle sales increased in each of our operating regions around the world. Our success is the result of our ongoing efforts to introduce new products and reinforce our global sales network."

In Japan, TMC's third quarter market share (excluding minivehicles) was 43.6 percent, up 0.6%, on sales of 545 thousand vehicles, an increase of thirty-nine thousand vehicles compared to the same period last year.<129>@Well-received product launches mainly contributed to this result.

Overseas sales increased 20.6 percent in the third quarter, to 1.03 million vehicles. The North American market continues to be strong, with the Matrix, Corolla and new 4Runner contributing to an increase in sales of seventy-two thousand units over the same period last year. In addition, the Camry, Toyota's flagship sedan, was again the top-selling passenger car in the United States in CY 2002.

In Europe, sales increased by fifteen thousand vehicles year-over-year, helped mainly by sales of the Corolla, to approach 169 thousand vehicles.

Total sales, including Japan and overseas, approached 1.58 million vehicles in the third quarter, an increase of 216 thousand vehicles, or 15.9 percent, compared to the same period last year.



                                                                        More...

Araki added, "We hope to continue to operate at full production capacity in each of our operating regions, enjoying the favorable profit conditions that have enabled us to hold sales costs in check. As a result, we are optimistic that we can meet our forecast and surpass last year's results."


(Please see attached information for details on consolidated and unconsolidated results. Further information is also available on the Internet at
www.toyota.co.jp)
-----------------

   Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations.
These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and
(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                                     # # #

Contact: Public Affairs Division at (03) 3817-9150/9158/9161/9170/9174/9179/9195

                                                                February 5, 2003

                      Highlights of Consolidated Financial
                        Results for FY2003 Third Quarter
                     (Three months ended December 31, 2002)

           (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                        (Billions of yen unless otherwise specified)
------------------------------------------------------------------------------------------------------------------------------------
                                         FY2002 Third Quarter     FY2003 Third Quarter       % of change      FY2003 Forecast
                                          (Oct. 2001 through       (Oct. 2002 through        from FY2002    (Apr. 2002 through
                                              Dec. 2001)               Dec. 2002)           third quarter        Mar. 2003)
------------------------------------------------------------------------------------------------------------------------------------
   Vehicle sales                                       136                       157         15.9%              622
   (ten thousand units)
------------------------------------------------------------------------------------------------------------------------------------
   Net sales                                       3,697.8                   4,186.7         13.2%
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                  307.7                     379.4         23.3%
   (Income ratio)                                   (8.3%)                    (9.1%)
------------------------------------------------------------------------------------------------------------------------------------
   Ordinary income                                   232.8                     370.2         59.0%
   (Income ratio)                                   (6.3%)                    (8.8%)
------------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes and                    232.8                     380.6         63.5%
   minority interest in consolidated                (6.3%)                    (9.1%)
   subsidiaries
   (Income ratio)
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                        111.4                     216.0         93.9%
   (Income ratio)                                   (3.0%)                    (5.2%)
------------------------------------------------------------------------------------------------------------------------------------
   Factors contributing to increases                             Operating income increased by 71.7
   and decreases in operating income                             billion yen

                                                                 (Increase)

                                                                 Cost reduction efforts       70.0
                                                                 Marketing efforts            60.0
                                                                 Effects of changes in        20.0
                                                                 exchange rates


                                                                 (Decrease)
                                                                 Increases in                -78.3
                                                                 depreciation
                                                                 expenses and
                                                                 labor costs,
                                                                 etc.
------------------------------------------------------------------------------------------------------------------------------------
   Exchange rates                                  Yen 124/US$             Yen 123/US$
                                                  Yen 111/Euro             Yen 123/Euro
------------------------------------------------------------------------------------------------------------------------------------
   Capital investment                                 208.4                    198.4                            980.0
   (excluding leased vehicles)
------------------------------------------------------------------------------------------------------------------------------------
   Depreciation expenses                              162.2                    188.4                            710.0
------------------------------------------------------------------------------------------------------------------------------------
   Performance evaluation                                             Increases in sales and
                                                                          ordinary income
------------------------------------------------------------------------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements

   This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.